Exhibit 12.1
JPMorgan Chase & Co.
Computation of ratio of earnings to fixed charges

Year ended December 31, 2005 (in millions, except ratios)

Excluding interest on deposits
Income before income taxes	$12,215

Fixed charges:
Interest expense	15,074
One-third of rents, net of income from subleases(a)	359

Total fixed charges	15,433

Add: equity in undistributed loss of affiliates	107

Earnings before taxes and fixed charges, excluding capitalized interest	$27,755

Fixed charges, as above	$15,433

Ratio of earnings to fixed charges	1.80

Including interest on deposits
Fixed charges, as above	$15,433
Add: interest on deposits	10,295

Total fixed charges and interest on deposits	$25,728

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$27,755
Add: interest on deposits	10,295

Total earnings before taxes, fixed charges and interest on deposits	$38,050

Ratio of earnings to fixed charges	1.48

(a)	The proportion deemed representative of the interest factor.

150